FOR IMMEDIATE RELEASE

CONTACT:
info@Lbix.com

LEADING BRANDS, INC. ANNOUNCES

Two New Beverage Brands
Infinity™ and Brand X Originals™

- and -

Timing of Q2 Earnings Release

VANCOUVER, CANADA, September 16, 2004, LEADING BRANDS, INC. (NASDAQ: LBIX), North America's only fully integrated premium beverage company, announces that it has developed and is readying for launch two new carbonated beverages to further round out its portfolio of proprietary brands.

Infinity™ is a new line of sparkling mountain spring water drawn from the Company's own Mount Woodside spring in the Coast Mountains of British Columbia. Initially to be sold in three flavors, Natural, Lime and Lemon, in 12oz (355ml) long neck glass bottles, Infinity™ contains 0 calories, 0 carbs and 0 sugar. Infinity™ is designed to provide consumers with a great tasting, ‘guilt free' alternative to high calorie carbonated soft drinks. The brand's packaging, labeling and pricing are focused on consumers who are conscious of calorie and carbohydrate intake, are looking for something healthier than diet soft drinks, but want more than they are getting out of plain bottled water. Infinity™ will be priced very competitively against any comparable product.

When it comes to carbonated soft drinks, Leading Brands thinks kids are asked to pay too much for their favorite flavors. Brand X Originals™ comprise a unique new flavorful line-up of five brightly colored sodas including ‘Red Beer™', ‘Orange Cream', ‘Shirley™', ‘Roy™' and ‘Swamp Water™'. Like Infinity™, Brand X Originals™ will be packaged in a 12oz (355ml) long neck glass bottle. It is anticipated that pricing for this brand will be at levels that similar products have not seen for many years.

The Company plans to start shipping both Infinity™ and Brand X Originals™ this fall so as to be generally available across Canada for spring 2005.

Leading Brands Director of Marketing Joanne Saunders pointed out that photos of these new products are now available on the Company's main website at www.LBIX.com. Ms. Saunders added: "These new brands are designed to take advantage of our Integrated Distribution System™ (IDS) and its unique ability to move products directly from our plants to our retail customers, cutting out many of the ‘middlemen' necessarily employed by our competitors. Our IDS™ provides us with a lower cost of goods and distribution thereby allowing us to reduce our ultimate selling price to our retail customers. Those cost savings can in turn be passed on to the consumer while providing superior margins to both LBIX and the retailer. It is a true "win – win". Both Infinity™ and Brand X Originals™ will move to market this way."

The Company also announced that it will release second quarter earnings, before North American markets open, on the morning of Monday, September 20, 2004.

In conjunction with the Company's earnings release, you are invited to listen to a conference call, which will be held on Monday, September 20th, at 8:00 am Pacific Time, (11:00 am Eastern Time), with Ralph McRae, Chairman and CEO of Leading Brands, Inc.

TO PARTICIPATE IN THE CONFERENCE CALL PLEASE DIAL-IN:

                         1- 416-641-6679

If you are unable to participate during the live conference call, the call will be archived for 7 days. To hear a replay of the call, please dial 1-416-626-4100 and reference the reservation code #21208679.

The Company will continue to provide operational updates in its monthly newsletter on the first of most months, posted at www.LBIX.com."

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America's only fully integrated premium beverage company. The Company's unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREK®, Soy2O™, Pez® 100% Juices™, Country Harvest® Juices, Caesar's® Bloody Caesar Cocktails, Cool Canadian® Water and now Infinity™ and Brand X Originals™.

Safe Harbor.

The Company relies upon the Safe Harbor Laws of 1933, 1934, and 1995 for all public statements. Statements, which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements.

We Build Brands™
©2004 Leading Brands, Inc.

This news release is available at www.LBIX.com